EXHIBIT 99.14
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2022 (the “Form 40-F”), I, Sébastien Bernier, P.Geo., hereby consent to the use of my name in connection with the technical disclosure set forth under the heading “Description of the Business – Material Producing Mines – Jacobina Mining Complex”, other than the technical disclosure under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, to the use of my name in connection with the technical disclosure set forth under the heading “Description of the Business – Material Producing Mines – El Peñón Mine”, other than the technical disclosure under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates” and to the use of my name in connection with the technical disclosure set forth under the heading “Description of the Business – Material Producing Mines – Canadian Malartic Mine”, other than the technical disclosure under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates” (together, the “Technical Disclosure”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Technical Disclosure in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-264471).

By: /s/ "Sébastien Bernier"
Name: Sébastien Bernier, P.Geo.

March 29, 2023